UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                           First Financial Fund, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   320228 10 9
                                 (CUSIP Number)

                            Thomas R. Stephens, Esq.
                      Bartlit Beck Herman Palenchar & Scott
                         511 Sixteenth Street, Suite 700
                             Denver, Colorado 80202
                                 (303) 592-3100
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 21, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 320228 10 9


1.       Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Ernest Horejsi Trust No. 1B


2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (A)
         (B)


3.       SEC Use Only


4.       Source of Funds (See Instructions)          WC  OO


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.       Citizenship or Place of Organization                 Kansas


Number of                  7.       Sole Voting Power         1,289,500
Shares Bene-
ficially                   8.       Shares Voting Power
Owned by Each
Reporting                  9.       Sole Dispositive Power    1,289,500
Person With
                           10.      Shared Dispositive Power

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         1,289,500

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


13.      Percent of Class Represented by Amount in Row (11)
         5.1%

14.      Type of Reporting Person (See Instructions)

         OO

CUSIP No. 320228 10 9


1.       Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Stewart R. Horejsi


2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (A)
         (B)


3.       SEC Use Only


4.       Source of Funds (See Instructions)          Not applicable


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.       Citizenship or Place of Organization                 United States


Number of                  7.       Sole Voting Power         0
Shares Bene-
ficially                   8.       Shares Voting Power       0
Owned by Each
Reporting                  9.       Sole Dispositive Power    0
Person With
                           10.      Shared Dispositive Power  0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person  0

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X


13.      Percent of Class Represented by Amount in Row (11)
         0%

14.      Type of Reporting Person (See Instructions)

         IN

Item 1.  Security and Issuer

                  This Statement relates to the Common Stock, $.001 par value per share (the "Shares"), of First Financial Fund, Inc., a Maryland corporation (the "Company"). The principal executive offices of the Company are located at Gateway Center Three, 100 Mulberry Street, Newark, NJ 07102-4077.

Item 2.  Identity and Background

                  (a) This Statement is filed by the Ernest Horejsi Trust No. 1B (the "Trust") as the direct beneficial owner of Shares, and (ii) by virtue of his positions with certain entities related to the Trust, by Stewart R. Horejsi (Mr. Horejsi and the Trust are collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

                  The trustees of the Trust are Badlands Trust Company ("Badlands"), Susan Ciciora and Larry Dunlap. Such trustees may be deemed to control the Trust and may be deemed to possess indirect beneficial ownership of the Shares held by the Trust. However, none of the trustees, acting alone, can vote or exercise dispositive authority over Shares held by the Trust. Accordingly, Badlands, Ms. Ciciora and Mr. Dunlap disclaim beneficial ownership of the Shares beneficially owned, directly or indirectly, by the Trust.

                  As a result of his advisory role with the Trust, Mr. Horejsi may be deemed to have indirect beneficial ownership over the Shares directly beneficially owned by the Trust. However, Mr. Horejsi disclaims beneficial ownership of the Shares directly beneficially held by the Trust.
Mr. Horejsi is a beneficiary of the Trust.

                  The Trust and other entities related to Mr. Horejsi directly beneficially own approximately 42% of the outstanding securities of Boulder Total Return Fund, Inc. ("BTF"), a closed end mutual fund, and may be deemed to control BTF. Stewart Investment Advisers, Ltd., a registered investment adviser affiliated with the Reporting Persons, is the sub-adviser to BTF, engaged primarily to manage BTF's common stock portfolio.

                  (b) The business address of the Trust is located at 122 South Phillips Avenue, Suite 220, Sioux Falls, South Dakota 57104. The business address of Mr. Horejsi 200 S. Santa Fe, Ste. 4, Salina, KS 67401.

                  (c) The Trust is an irrevocable grantor trust that was organized for the benefit of Ernest Horejsi's children and grandchildren.

                  (d) Neither of the Reporting Persons has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

                  (e) During the past five years, neither of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

                  (f) The Trust is a trust organized under the laws of Kansas and now domiciled in South Dakota. Mr. Horejsi is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

                  The total amount of funds required by the Trust to purchase the Shares as reported in Item 5(c) was $10,638,888.05. Such funds were provided by the Trust's cash on hand and from intertrust advances from the Lola Brown Trust No. 1B. and margin borrowings under an account maintained by the Trust with Merrill Lynch, Pierce, Fenner & Smith Incorporated. Intertrust advances bear interest at short term applicable federal rates and are due monthly.

                  The Trust's margin borrowings from Merrill Lynch bear interest at the federal funds rate plus four tenths of one percent and are due on demand. Such margin borrowings are based on the collateral in the account maintained by the Trust. The foregoing description of the Trust's account agreement with Merrill Lynch is qualified in its entirety by reference to the cash management account agreement attached as Exhibit 1.

Item 4.  Purpose of Transaction.

                  The Trust acquired the Shares described in Item 5(c) of this statement in order to acquire an equity interest in the Company. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.

     The Trust may seek representation on the Company's board of directors. In addition, the Trust may recommend that the Company broaden its investment focus. At the present time, the Reporting Persons have no other plans or proposals which would require a vote of shareholders of the Company pursuant to Section 13 of the Investment Company Act of 1940 or any other plans or proposals required to be disclosed in this Item 4.


Item 5.  Interest in Securities of the Issuer.

(a) The Trust is the direct beneficial owner of 1,289,500 Shares, or approximately 5.1% of the 25,064,981 Shares outstanding as of June 11, 1999, according to information contained in the Company's 1999 proxy statement. By virtue of the relationships reported in this statement, Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the Trust. Mr. Horejsi disclaims all such beneficial ownership.

         (b) The Trust has the direct power to vote and direct the disposition of the Shares held by it. By virtue of the relationships described in Item 2, the trustees of the Trust, Badlands, Ms. Ciciora and Mr. Dunlap, may be deemed to share the indirect power to vote and direct the disposition of the Shares held by the Trust. Each of the trustees of the Trust disclaims all such beneficial ownership.

         (c) The table below sets forth purchases of the Shares by the Trust. Such purchases were effected by the Trust on the New York Stock Exchange.


                                                            Approximate Price
  Date                 Amount of Shares                         Per Share
                                                      (exclusive of commissions)

08/06/99                        1000                                   $8.1250
08/26/99                        2000                                   $8.0625
08/27/99                        10000                                  $8.0000
08/30/99                        5000                                   $7.9375
08/30/99                        19500                                  $8.0625
08/30/99                        26300                                  $8.1250
08/31/99                       118000                                  $8.1250
08/31/99                        6000                                   $8.1875
09/07/99                        33300                                  $8.3125
09/08/99                        2100                                   $8.3125
09/09/99                        12400                                  $8.3125
09/09/99                        38900                                  $8.3750
09/10/99                       106600                                  $8.3750
09/13/99                        15900                                  $8.3125
09/13/99                        11300                                  $8.3750
09/14/99                        88700                                  $8.3750
09/15/99                        3400                                   $8.3125
09/15/99                        50000                                  $8.3750
09/16/99                        5300                                   $8.3125
09/16/99                        50000                                  $8.3750
09/17/99                        1400                                   $8.3125
09/20/99                        23100                                  $8.3750
09/21/99                       126900                                  $8.3750
09/23/99                        50200                                  $8.3125
09/23/99                        21500                                  $8.3125
09/23/99                        30000                                  $8.3750
09/24/99                        26000                                  $8.3125
09/28/99                        6600                                   $8.0000
09/29/99                        37400                                  $8.0000
09/30/99                        53700                                  $8.0000
10/01/99                        29000                                  $8.0000
10/05/99                        6100                                   $8.0000
10/07/99                        16200                                  $8.0000
10/07/99                        3200                                   $8.0000
10/07/99                        2100                                   $8.0000
10/08/99                        20000                                  $8.1875
10/08/99                        12000                                  $8.2500
10/08/99                        10800                                  $8.0000
10/08/99                        10000                                  $8.1250
10/08/99                        9200                                   $8.0000
10/11/99                        17400                                  $8.1250
10/12/99                        15000                                  $8.2500
10/12/99                        11700                                  $8.2500
10/13/99                        10000                                  $8.2500
10/13/99                        10000                                  $8.2500
10/13/99                        3900                                   $8.2500
10/13/99                         200                                   $8.1875
10/14/99                        30000                                  $8.3125
10/14/99                        10300                                  $8.2500
10/15/99                        10700                                  $8.2500
10/18/99                        7700                                   $8.0625
10/19/99                        25000                                  $8.1875
10/21/99                        21700                                  $8.1875
10/22/99                        14800                                  $8.1875


         (d) The Trust has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares held by it.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  The Trust is a party to Cash Management Account Agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated. Margin borrowings under the agreement bears interest at the federal funds rate plus one half of one percent and are due upon demand. Margin borrowings from Merrill Lynch are based on the collateral in the account maintained by the Trust. As of September 30, 1999, approximately $12.3 million in borrowings were outstanding under such account. The foregoing summary of the Trust's agreement with Merrill Lynch is qualified in its entirety by reference to the attached Exhibit 1, which is incorporated herein by this reference.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 Cash Management Account Agreement between Ernest Horejsi Trust No. 1B and Merrill Lynch, Pierce, Fenner & Smith Incorporated

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 1, 1999


                                 /s/ Stewart R. Horejsi
                                     Stewart R. Horejsi



                                  /s/ Stephen C. Miller
                                      Stephen C. Miller,  as Vice President of
                                      Badlands  Trust  Company,  trustee of the
                                      Ernest Horejsi Trust No. 1B

                                    Exhibit 1

                      CASH MANAGEMENT ACCOUNT(R) AGREEMENT

INTRODUCTION
This Agreement contains the terms governing the Cash Management Account(R) financial service ("CMA(R) Service"). I will read this Agreement and keep it for my records because I know that by signing the CMA Application and Agreement form or the CMA SubAccount_ Application and Agreement form (the "Application and Agreement form(s)") I am agreeing to its terms.

DEFINITIONS
In this Agreement, "I," "me," "my" or "accountholder" means each person who signs the CMA Application and Agreement form or the CMA SubAccount Application and Agreement form. "You," "your" or "MLPF&S" means Merrill Lynch, Pierce, Fenner & Smith Incorporated. "MLB&T" means Merrill Lynch Bank & Trust Co. "BANK ONE" means BANK ONE, COLUMBUS, N.A. "MLNF" means Merrill Lynch National Financial. "CHASE" means the Chase Manhattan Bank, N.A. MLB&T, MLNF, CHASE and BANK ONE are referred to collectively as "Banks." The "Issuer" means MLB&T or MLNF, whichever issues the Visa Cards from time to time.

"Card/Check Account" means the account(s) established for me by the Banks. "Checks" means checks issued to me by BANK ONE for use with my Card/Check Account. "Card" or "Cards" means one or more Classic Visa(R) cards issued to me for use with my Card/Check Account. Unless the context requires otherwise, "Card" or "Cards" also means one or more CMA Visa Gold Program cards issued to me for use with my Card/Check Account if I subscribe to and am approved for the CMA Visa Gold Program. The name of the issuer will appear on the Card. The Card(s) issued to me if I subscribe to the CMA Visa Gold Program will also be referred to as the "Visa Gold Program Card(s)." "Money Funds" means the CMA money market funds. "Money Accounts" means the Money Funds and any FDIC-insured money market deposit accounts opened for me through the Insured Savings_ Account program.

For purposes of this Agreement, "securities and other property" means, but is not limited to, money, securities, financial instruments and commodities of every kind and nature and related contracts and options. This definition includes securities or other property currently or hereafter held, carried or maintained by you or by any of your affiliates, in your possession and control, or in the possession and control of any such affiliate, for any purpose, in and for any of my accounts now or hereafter opened, including any account in which I may have an interest.

DESCRIPTION OF THE CMA(R) SERVICE
1. The CMA Service consists of: (1) an MLPF&S securities account (referred to as the "Securities Account"), which is either a cash account, or with the Investor CreditLine_ service, a margin account, (2) a choice of Money Accounts, (3) if applicable, a Card/Check Account provided by the Banks and (4) in applicable, optional CMA services as described in the Cash Management Account Program Description.

DESCRIPTION OF THE CMA MASTER FINANCIAL_ SERVICE
2. The CMA Master Financial_ Service consists of: (1) a master account ("Master CMA Account") established with the full CMA Service as described above and (2) one or more related CMA SubAccounts established by or with the consent of a Master CMA Accountholder. Each CMA SubAccount is entitled to partial CMA service consisting of: (1) a Securities Account, which is either a cash account or, with the Investor CreditLine Service, a margin account, (2) a choice of Money Accounts and (3) optional CMA services to the extent eligible. A CMA SubAccount is not eligible for a Card/Check Account.

CMA SUBACCOUNT_ AUTHORIZATIONS
3. By signing the CMA SubAccount Application and Agreement form, each CMA SubAccountholder designates the Master CMA Accountholder as his or her agent for the purpose of receiving monthly CMA account statements and any notices or other communications and authorizes MLPF&S to mail them to the address designated by the Master CMA Accountholder from time to time. If applicable, each CMA
SubAccountholder also authorizes MLPF&S (subject to account eligibility requirements) to accept telephonic instructions from the Master CMA Accountholder for the transfer of funds through the CMA Funds Transfer Service to such CMA SubAccount from the Master CMA Account and/or from such CMA SubAccount to the Master CMA Account, as selected in the CMA SubAccount Application and Agreement form. In the event any erroneous transfers are made, the Master CMA Accountholder and the SubAccountholder authorize MLPF&S to initiate appropriate corrections. The foregoing authorizations shall remain in full force and effect until written notice of revocation is delivered to MLPF&S, after which the CMA SubAccount shall remain subject to the terms of this Agreement to the extent it receives the CMA Service in accordance with the policies of MLPF&S.

AGREEMENT REGARDING CASH, MONEY ACCOUNT BALANCES AND OTHER ASSETS AND FEES
4. Available free credit balances in my Securities Account will automatically be invested or deposited at least once a week into the Money Account that I have designated as my Primary Money Account. I understand that you may reasonably withhold access to my Money Account balances until you are satisfied that checks credited to my Securities Account have been collected. You may satisfy amounts that I owe in connection with my CMA Service account (such as debit balances in the Securities Account, amounts owing in my Card/Check Account, or investments or deposits made for me that are later reversed), from the assets in my Money Accounts (including funds obtained by redeeming Money Funds shares) or from my Securities Account (including, if applicable, by making loans to me). Certain fees, including an annual fee, which are subject to change, will be charged to my account for the financial services provided to me.

REPRESENTATIONS, ADDITIONAL TERMS AND AMENDMENTS
5. I have received a copy of the Money Funds' prospectuses, the Insured Savings Account Fact Sheet and the Cash Management Account Program Description. These documents shall be referred to in this Agreement as the "Documents." The Documents contain additional terms governing the CMA Service. I agree that these Documents are incorporated into this Agreement as though they were fully set out in the Agreement. Subject to applicable law, you and the Banks also have the right to amend the Documents by so notifying me in writing. Unless the context otherwise requires, the term "Agreement" shall include the Documents, as amended from time to time.

I agree that you and the Banks shall have the right to amend this Agreement, by modifying or rescinding any of its existing provisions or by adding any new provision, at any time by sending notice of the amendment to me. Any such amendment shall be effective as of a date to be established by you and the Banks, subject to applicable law.

I understand there may be additional documentation required by applicable law or the policies and procedures of MLPF&S or the Banks. I agree to promptly comply with any such requests for additional documents.

HEADINGS ARE DESCRIPTIVE
6. The heading of each provision of this Agreement is for descriptive purposes only and shall not be deemed to modify or qualify any of the rights or obligations set forth in each such provision.

JOINT ACCOUNTS AND JOINT AND SEVERAL LIABILITY
7. If more than one person signs this Agreement, each person shall be an accountholder and their obligations under this Agreement shall be joint and several. The legal ownership of the account shall be in such form as the accountholders shall designate in the Application and Agreement form and as reflected in the account title. In the event no designation is made, MLPF&S is authorized to deal with the accountholders as tenants in common (without rights of survivorship).

Notwithstanding the choice of law provisions of Paragraph 11, which shall govern the contractual obligations of the parties under this Agreement, the legal ownership of the account shall be governed by and interpreted under the internal laws of the state of permanent residence of accountholders who are U.S. citizens. Non-resident aliens agree that the form of joint ownership designated for the account shall be governed (notwithstanding the laws of any other jurisdiction to the contrary) by the internal laws of the State of New York and, for purposes of determining all matters with regard to the account, agree to submit to the jurisdiction of the courts of New York and the Federal Courts in the Southern District of New York and consent to service of process by certified mail to the account's address of record.

All accountholders agree that each accountholder has authority to transact any business on behalf of the account as fully and completely as if each accountholder were the sole owner of the account. Subject to MLPF&S policies, MLPF&S may accept orders and instructions, written or oral, with respect to the account from each accountholder, without notice to any other accountholder, for the receipt, transfer and withdrawal of funds by check, wire transfer or otherwise and for the purchase, sale, exchange, transfer or other disposition of securities and other property (including margin transactions and short sales if the accountholders have selected the Investor CreditLine service). All accountholders further agree that all securities and other property that MLPF&S may be holding for any of them, either in this account or otherwise, shall be subject to a lien for the discharge of the obligations of this account to MLPF&S, such lien to be in addition to any rights and remedies MLPF&S may otherwise have.

In the event of the death of an accountholder, divorce of married accountholders, assignment of an accountholder's interest or other event that causes a change in ownership of the account, all accountholders or the surviving accountholder(s) as the case may be shall immediately give MLPF&S written notice thereof, and MLPF&S may, in such event, take such action, including requiring such documents or imposing such restrictions on the account, as MLPF&S may deem necessary in the circumstances. The estate of a deceased accountholder and a departing accountholder by assignment or divorce shall remain liable, jointly and severally, with the remaining or surviving accountholder(s), for any obligations of the account arising before MLPF&S receives such notice, or incurred in liquidation of the account or the adjustment of the interests of the accountholders.

In the event of any such change in ownership of the account, MLPF&S is authorized to divide or retitle the account in accordance with the form of legal ownership of the account as reflected on the records of MLPF&S, or by written instructions of the remaining or surviving accountholder(s), or by obtaining a court order, as MLPF&S may reasonably determine is appropriate in the circumstances. Unless agreed otherwise among the account holders in a writing provided to MLPF&S, joint accounts designed "with right of survivorship" (e.g., JTWROS) shall vest the interest of a deceased accountholder in the surviving accountholder(s) and accounts designated "without right of survivorship" (e.g., TIC) shall entitle the estate of a deceased accountholder and the surviving accountholder(s) to equal shares of the account. All accountholders agree to indemnify MLPF&S against any liability, loss or expense incurred from acting in accordance with this Agreement in the event of a change in ownership of the account.

All statements, notices or other communications sent or given to one accountholder by MLPF&S shall be considered notice to all accountholders. In the event MLPF&S receives inconsistent instructions from two or more accountholders, reasonably believes instructions received from one accountholder are not mutually agreeable to all accountholders, or receives a court order with respect to the account, MLPF&S may, but is not obligated to, restrict activities in the account, require that all instructions be in writing signed by all accountholders, suspend or terminate the CMA Service and/or file an interpleader action in an appropriate court at the expense of the accountholders.

TERMINATION OF THE CMA SERVICE
8. The Banks, you or I may terminate my subscription to the CMA Service, including the use of my Checks or Cards, if applicable, at any time. I shall remain responsible for authorized charges which arise before or after termination.

If my subscription is terminated, you may redeem all my Money Fund shares and, unless I advise you otherwise, withdraw all my Money Account deposit balances. Also, I shall promptly return all unused Checks and any Cards to you or the Banks. My failure to do so may result in a delay in your complying with my instructions regarding the disposition of my assets with you.

CREDIT INFORMATION
9. I authorize you, each of your affiliates, and the Banks, to request a consumer report about me from one or more consumer reporting agencies for the purposes of considering my subscription to the CMA Service, reviewing or collecting any account opened for me, or for any other legitimate business purpose. Upon my request, you will inform me of the name and address of each consumer reporting agency from which you obtained a consumer report, if any, in connection with my subscription or accounts. I also authorize you, each of your affiliates, and the Banks to share any information you may have or obtain about me for any legitimate business purpose.

AGREEMENT TO ARBITRATE CONTROVERSIES WITH MLPF&S
10.      o     Arbitration is final and binding on the parties.

         o The parties are waiving their right to seek remedies in court, including the right to jury trial.

         o  Pre-arbitration   discovery  is  generally  more  limited  than  and
different from court proceedings.

         o The arbitrators' award is not required to include factual findings or legal reasoning and any party's right to appeal or to seek modification of rulings by the arbitrators is strictly limited.

         o The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

I agree that all controversies which may arise between us, including but not limited to those involving any transaction or the construction, performance, or breach of this or any other agreement between us, whether entered into prior, on or subsequent to the date hereof, shall be determined by arbitration. Any arbitration under this Agreement shall be conducted only before the New York Stock Exchange, Inc., the American Stock Exchange, Inc., or an arbitration facility provided by any other exchange, the National Association of Securities Dealers, Inc., or the Municipal Securities Rulemaking Board, and in accordance with its arbitration rules then in force. I may elect in the first instance whether arbitration shall be conducted before the New York Stock Exchange, Inc., the American Stock Exchange, Inc., other exchanges, the National Association of Securities Dealers, Inc., or the Municipal Securities Rulemaking Board, but if I fail to make such election, by registered letter or telegram addressed to you at the office where I maintain my account, before the expiration of five days after receipt of a written request from you to make such election, then you may make such election. Judgment upon the award of the arbitrators may be entered in any court, state or federal, having jurisdiction. No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until: (i) The class certification is denied; (ii) The class is decertified; or
(iii) The customer is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this Agreement to the extent stated herein.

APPLICABLE LAWS
11. This Agreement, with respect to all portions of the CMA Service, including interest charges on loans you may make to me, will be governed by and interpreted under the laws of the State of New York. The terms of my agreement with MLB&T are governed by the federal and New Jersey law. The terms of my agreement with MLNF are governed by federal and Utah law. The terms of my agreement with CHASE, including those relating to finance charges on overdrafts, are governed by federal and New York law. The terms of my agreement with BANKONE are governed by Ohio law.

PRESUMPTION OF RECEIPT OF COMMUNICATIONS
12. Communications may be sent to me at my address or at such other address as I give you in writing. All communications so sent, whether by mail, telegraph, messenger or otherwise, will be considered to have been given to me personally upon such sending, whether or not I actually receive them.

EXTRAORDINARY EVENTS
13. I agree that you and the Banks shall not be liable for loss caused directly or indirectly by government restrictions, exchange or market rulings, suspension of trading, war, strikes or other conditions beyond your and the Banks control.

SEPARABILITY
14. If any provision of this Agreement is held to be invalid, illegal, void or unenforceable , by reason of any law, rule, administrative order or judicial decision, such determination will not affect the validity of the remaining provisions of this Agreement.

LIABILITY FOR COSTS OF COLLECTION
15. To the extent permitted by the laws of the State of New York, I agree to pay you the reasonable costs and expenses of collection including attorney's fees, for any debit balance and any unpaid deficiency, that I owe.

APPLICABLE RULES AND REGULATIONS
16. All transactions in my Securities Account shall be subject to the constitution, rules, regulations, customs and usages of the exchange or market and its clearing house, if any, on which such transactions are executed by you or your agents, including your subsidiaries and affiliates.

Paragraphs 17 though 25 below apply only if I request that my Securities Account be established with the Investor Credit line Service.

COLLATERAL REQUIREMENTS AND CREDIT CHARGES
17. I will maintain such securities and other property in my accounts as you shall require from time to time. In accordance with your usual custom, the monthly debit balance of such accounts shall be charged interest at a rate permitted by the laws of the State of New York. Unless I pay the interest charged to my Securities Account at the close of a charge period, it will be added to the opening balance for the next charge period. Interest will the be charged upon the entire opening balance of that next charge period which will, therefore include any such unpaid interest from the previous charge period.

CALLS FOR ADDITIONAL COLLATERAL-LIQUIDATION RIGHTS
18.  a. You should have the right require additional Collateral:
     (1) in accordance with your general policies regarding your maintenance requirements for the Investor CreditLine service, as such may be modified amended or supplemented from time to time; or
     (2) if in your discretion you consider it necessary for your protection at an earlier or later point in time than called for by said general policies; or
     (3) in the event that a petition in bankruptcy or for appointment of a receiver is filed by or against me; or (4) if an attachment is levied against my accounts; or (5) in the event of my death.

     b. If I do not provide you with additional collateral as you may require in accordance with (a)(1) or (2), or should an event described in (a) (3), (4) or
(5) occur ( whether or not you elect to require additional collateral), you shall have the right:
     (1) to sell any or all securities and other property in my accounts with you or with any of your affiliates, whether carried individually or jointly with others;
     (2) to buy any or all securities and other property which may be short in such accounts; and (3) to cancel any open orders and to close any or all outstanding contracts.

You may exercise any or all of your rights under (b)(1), (2) and (3) without further demand for additional collateral, or notice of sale or purchase, or other notice or advertisement. Any such sales or purchases may be made at your discretion on any exchange or other market where such business is usually transacted, or at public auction or private sale, and you may be the purchaser of your own account. I understand that your giving of any prior demand or call or prior notice of the time and place of such sale or purchase shall not be considered a waiver of your right to sell or buy without any such demand, call or notice as provided in this Agreement.

PURPOSE OF CREDIT
19. I understand and agree that any credit extended by you to me in connection with my Securities Account is primarily for investment or business purposes

REPRESENTATIONS AS TO BENEFICIAL OWNERSHIP AND CONTROL
20. I represent that, with respect to securities against which credit is or may be extended by you: (a) I am not the beneficial owner of more than three percent (3%) of the number of outstanding shares of any class equity securities, and (b) I do not control, am not controlled by and am not under common control with the issuer of any such securities. In the event that any of the foregoing representatives is inaccurate or becomes inaccurate I will promptly so advise you in writing.

SECURITY INTEREST IN FAVOR OF MLPF&S
21. All securities and other property shall be subject to a lien for the discharge of all my indebtedness and any other obligations that I may owe to you, and are to be held by you as security for the payment of any such obligations or indebtedness to you in any account you maintain for me, including any accounts in which I may have an interest. You shall have the right to transfer securities and other property so held by you from or to any other of such accounts whenever in your judgment you consider such a transfer necessary for your protection. In enforcing your lien, you shall have the discretion to determine which securities and property are to be sold and which contracts are to be closed.

PAYMENT OF INDEBTEDNESS UPON DEMAND
22. I shall at all times be liable for the payment upon demand of any debit balance or other obligations owing in any of my accounts with you. I shall be liable to you for any deficiency remaining in any such accounts in the event of the liquidation thereof, in whole or in part, by you or by me. I will pay such obligations and indebtedness upon demand.

PLEDGE OF SECURITIES AND OTHER PROPERTY
23. Within the limitations imposed by applicable laws, rules and regulations, all securities and other property may be pledged and repledged by you from time to time, without notice to me, either separately or in common with other such securities and other property, for any amount due in my accounts, of for any greater amount. You may do so without retaining in your possession or under your control for delivery a like amount of similar securities or other property.

LENDING AGREEMENT
24. In return for your extension or maintenance of any credit in my account, I acknowledge and agree that the securities in my account together with all attended rights of ownership, may be lent to you or lent out to others to the extent not prohibited by applicable laws, rules and regulations. In connection with such securities loans, you may receive and retain certain benefits to which I will not be entitled. I understand that, in certain circumstances such loans could limit my ability to exercise voting rights, in whole or part, with respect to the securities lent.

REPRESENTATION AS TO CAPACITY TO ENTER INTO AGREEMENT
25. I represent that no one except the person(s) signing this Agreement has an interest in my account or accounts with you. If a natural person, I represent that I am of full age, am not an employee of any exchange, nor of any corporation of which any exchange owns a majority of the capital stock, nor of a member of any exchange, nor of a member firm or member corporation registered on any exchange nor of a bank, trust company, insurance company or any corporation, firm or individual engaged in the business of dealing either as broker or as principal in securities, bills of exchange, acceptances or other forms of commercial paper. If any of the foregoing representations is inaccurate or becomes inaccurate, I will promptly so advise you in writing.

Paragraphs 26 through 34 below do not apply to CMA SubAccounts.

Paragraphs 26 through 31 below apply only when the Card/Check Account is used, including when Checks and/or Cards are obtained.

CARD OWNERSHIP
26. I certify that all information I have provided in the CMA Application and Agreement, including in the CMA Check and Visa information form, is true and correct and that you and the Banks may rely on and verify such information.

The card remains the property of the issuer and may be canceled by the issuer at any time without prior notice.

LIABILITY
27. I will be liable for all authorized transactions arising through the use of the Card(s) and checks in connection with my Card/Check Account. I will be responsible, on a continuing basis, for the safekeeping of my Card(s) and Checks and shall not permit unauthorized persons to have access to my Card(s) or Checks. I will also be responsible for reviewing my CMA Monthly Statement in order to discover and report to MLPF&S the possible unauthorized use of my
Card(s) or Checks. I agree to notify MLPF&S immediately if I believe or have reason to believe that my Card(s) or Checks have been or may be used by an unauthorized person. Unless limited by law, I will be responsible for any and all losses and damages that arise from any breach of my undertakings to safeguard my Card(s) and Checks, to review my CMA Monthly statement for possible unauthorized activity and to promptly report such to MLPF&S.

I also agree to pay the reasonable costs and expenses of collection of any unpaid balance due, including any accrued finance charges, as a result of any overdraft(s), including but not limited to attorneys fees, to the extent allowed by law, involved in such collection. I understand that the banks have not taken a security interest in any of the assets in my Securities Account or Money Accounts pursuant to this Agreement.

PURCHASING POWER
28. I agree that I will not incur charges to my Card/Check account in excess of my Purchasing Power. The Purchasing Power for my Card/Check Account will be the total of any available free credit balance in my Securities Account, the available balances in my Money Accounts, and, if applicable, the available loan value of my securities in my Securities Account. I understand that my Purchasing Power my fluctuate from day to day.

TRANSACTIONS EXCEEDING PURCHASING POWER
29. I understand that I will be in default if I incur charges in my Card/Check Account that exceed my Purchasing Power. If I am in default, you may, among other things terminate my subscription to the CMA Service. If I exceed my Purchasing Power, Chase may accept the transaction amount exceeding my Purchasing Power and an overdraft, and advance funds to you or the Banks in the amount exceeding my Purchasing Power. If CHASE does so, I will be notified and agree that I will immediately pay CHASE the amount of the overdraft and any applicable finance charge which is computed as described in this section.

In each overdraft statement cycle, finance charges are figured by applying a Daily Periodic Rate to the Average Daily Balance of overdrafts and multiplying the resulting figure by the number of days in that statement cycle. The Average Daily Balance of overdrafts is calculated each day by starting with the beginning balance of amounts I owe, adding any new overdrafts and subtracting any payments or credits received that day and unpaid finance charges. This gives CHASE the daily balance of overdrafts. The Average Daily Balance is calculated by adding all of the daily balances of overdrafts in that statement cycle and dividing the total by the number of days in the overdraft statement cycle. The Daily Periodic Rate that is applied is disclosed in the Cash Management Account Program Description and is Subject to change upon notice. Finance charges accrue from the date CHASE accepts an overdraft until the day payment is made.

Any payments that I make will be applied, as of the day of receipt by CHASE, first to any accrued and unpaid finance charges and then to the balance of overdrafts in the order in which the were incurred.

OVERDRAFT NOTICES
30. If CHASE extends an overdraft to me, I will be notified in writing. The initial overdraft notice will inform me of the overdraft(s), which is due and payable by me immediately, together with any accrued finance charges Subsequent overdraft notices from CHASE will detail, among other disclosures, any overdraft(s) plus finance charges imposed on such overdraft(s), payments and credits and the balance due.

ACCOUNT INJURIES
31. I understand that inquires and error allegations concerning my Card/Check Account, any overdraft notices and my monthly statement should be directed through MLPF&S.

Paragraphs 32 through 34 below apply only if I subscribe to the CMA Visa Gold Program

AGREEMENT TO THE CMA VISA GOLD PROGRAM
32. In addition to the following paragraphs, I understand that paragraphs 1 through 16, 26 through 31 and, if my account is established with the investor CreditLine service, 17 through 25 also apply to the CMA Visa Gold Program.

In the event I am applying for the CMA Visa Gold Program but I am not approved for the participation in that program, I apply for and authorize the issuance of one more Classic Visa cards and checks for use with my CMA account. In addition, if upon expiration of the Visa Gold Program Card(s) issued to me, I do not qualify for reissue of such Card(s), I apply for and authorize the issuance of Classic Visa Card(s) and checks. If a Classic Visa Card(s) and Checks are issued to me, I understand that this Agreement, with the exception of paragraphs 32 through 34 remain in full force and effect.

LIMITATIONS AND DIRECT DEBITING OF MY ACCOUNT
33. I agree to pay MLNF for the Card purchases posted to my Card/Check Account. I authorize MLPF&S to pay MLNF from the assets in my Money Accounts ( including by redeeming Money Fraud shares or withdrawing ISA account balances, if any), and/or from my Securities Account (including, if applicable, by making loans to me). On my behalf, MLPF&S will pay MLNF, pursuant to the terms of this Agreement and the Documents, on the fourth Wednesday of each month for all Card purchases posted to my Card/Check Account for that monthly period. However, if MLNF has not received and accepted my signed Statement of Purpose form (Federal Reserved Form FR U-1), I understand that the entire amount of the charges posted to my Card/Check account will be debited from my account once the sum of my Visa card purchases exceeds $100,000 in any monthly cycle. In addition, any subsequent charges not exceeding $100,000 posted to my Card/Check account during the same monthly cycle will be paid by direct debit to my account on the fourth Wednesday of the month. I acknowledge that I have the right under applicable federal law to receive advance notice to the varying amounts of the debit described above but waive my right to do so, as long as the amount does not exceed five hundred thousand dollars. If I choose, I may elect to have this payment made by another means which is not otherwise incompatible with MLPF&S' operations. If I choose to have this payment made by such other means I will notify MLPF&S in writing of my desire to do so.

AGREEMENT NOT TO DISPOSE OF ASSETS
34. By subscribing to the CMA Visa Gold Program I agree that I will not dispose of my assets in my CMA Service account or any other account I may have with wither MLPF&S or MLNF, if such disposal will negatively affect my ability to pay MLNF for Card transactions.
However, I may continue to trade securities in my Securities Account.